Exhibit 99.3
Cenovus Energy
Pro Forma Consolidated Financial Statements (unaudited)
For the Year Ended December 31, 2008 and the Nine Months Ended September 30, 2009
(U.S. Dollars)

Pro Forma Consolidated Statement of Earnings (unaudited)

	For the Nine Months Ended September 30, 2009
		Add(Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions, except per share amounts)	Carve-out	Adjustments	Note 2	Pro Forma

Revenues, Net of Royalties	$7,305	$		$7,305

Expenses
Production and mineral taxes	31			31
Transportation and selling	467			467
Operating	839			839
Purchased product	3,706			3,706
Depreciation, depletion and amortization	989	(91)	(A)	898
Administrative	122	37	(B)	157
		(2)	(C)

Interest, net	143			143
Accretion of asset retirement obligation	29			29
Foreign exchange (gain) loss, net	197			197

Net Earnings Before Income Tax	782	56		838
Income tax expense	158	65	(D i,ii,iii,iv)	223

Net Earnings	$624	$(9)		$615

Net Earnings per Common Share			(G)
Basic				$0.82
Diluted				$0.82

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Balance Sheet (unaudited)

	As at September 30, 2009
		Add(Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions)	Carve-out	Adjustments	Note 2	Pro Forma

Assets
Current Assets
Cash and cash equivalents	$185	$3,619	(K)	$44
		(3,683)	(L)
		(77)	(M)
Accounts receivable and accrued revenues	876			876
Current portion of partnership contribution receivable	325			325
Risk management	146			146
Inventories	716			716

	2,248	(141)		2,107

Property, Plant and Equipment, net	13,651			13,651
Restricted Cash	3,619	(3,619)	(K)	—
Investments and Other Assets	241			241
Partnership Contribution Receivable	2,589			2,589
Risk Management	3			3
Goodwill	1,068			1,068

	$23,419	$(3,760)		$19,659

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$1,378	$52	(E)	$1,430
Income tax payable	473	342	(D ii)	—
		(815)	(F)
Current portion of partnership contribution payable	320			320
Risk management	9			9
Current portion of long-term debt	70	(70)	(L)	—

	2,250	(491)		1,759

Long-Term Debt	2,798	815	(F)	—
		(3,613)	(L)
		—	(I)
Cenovus Notes	3,468			3,468
Other Liabilities	63			63
Partnership Contribution Payable	2,615			2,615
Risk Management	7			7
Asset Retirement Obligation	726			726
Future Income Taxes	2,573	(342)	(D ii)	2,634
		403	(D v)
		—	(J)

	14,500	(3,228)		11,272

Shareholders’ Equity
Owner’s net investment	7,458	(52)	(E)	—
		(7,329)	(H)
		(77)	(M)
Share capital	—	—	(G)	—
Paid in capital	—	7,329	(H)	6,926
		(403)	(D v)
		—	(I),(J)

Accumulated other comprehensive income	1,461			1,461

Total Shareholders’ Equity	8,919	(532)		8,387

	$23,419	$(3,760)		$19,659

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Cash From Operating Activities (unaudited)

	For the Nine Months Ended September 30, 2009
		Add(Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions)	Carve-out	Adjustments	Note 2	Pro Forma

Operating Activities
Net earnings	$624	$(9)		$615
Depreciation, depletion and amortization	989	(91)	(A)	898
Future income taxes	(177)	232	(D i,ii,iii,iv)	55
Unrealized (gain) loss on risk management	524			524
Unrealized foreign exchange (gain) loss	211			211
Accretion of asset retirement obligation	29			29
Other	47			47
Net change in other assets and liabilities	(10)			(10)
Net change in non-cash working capital	428			428

Cash From Operating Activities	$2,665	$132		$2,797

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Earnings (unaudited)

	For the Year Ended December 31, 2008
		Add(Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions, except per share amounts)	Carve-out	Adjustments	Note 2	Pro Forma

Revenues, Net of Royalties	$16,559	$		$16,559

Expenses
Production and mineral taxes	75			75
Transportation and selling	963			963
Operating	1,223			1,223
Purchased product	9,710			9,710
Depreciation, depletion and amortization	1,318	(132)	(A)	1,186
Administrative	167	57	(B)	190
		(34)	(C)
Interest, net	218			218
Accretion of asset retirement obligation	39			39
Foreign exchange (gain) loss, net	(250)			(250)
(Gain) loss on divestitures	3			3

Net Earnings Before Income Tax	3,093	109		3,202
Income tax expense	725	34	(D i,ii,iii,iv)	759

Net Earnings	$2,368	$75		$2,443

Net Earnings per Common Share			(G)
Basic				$3.26
Diluted				$3.25

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Cash From Operating Activities (unaudited)

	For the Year Ended December 31, 2008
		Add(Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions)	Carve-out	Adjustments	Note 2	Pro Forma

Operating Activities
Net earnings	$2,368	$75		$2,443
Depreciation, depletion and amortization	1,318	(132)	(A)	1,186
Future income taxes	385	(72)	(D i,ii,iii,iv)	313
Unrealized (gain) loss on risk management	(734)			(734)
Unrealized foreign exchange (gain) loss	(259)			(259)
Accretion of asset retirement obligation	39			39
(Gain) loss on divestitures	3			3
Other	(32)			(32)
Net change in other assets and liabilities	(89)			(89)
Net change in non-cash working capital	(312)			(312)

Cash From Operating Activities	$2,687	$(129)		$2,558

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements (unaudited)
1. Basis of Presentation
On September 10, 2009, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies — one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) will be implemented through a court-approved Plan of Arrangement and is subject to shareholder and regulatory approvals. This reorganization would create two publicly-traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one Cenovus Energy Inc. Common Share and one New EnCana Common Share for each EnCana Common Share held.
These unaudited Pro Forma Consolidated Financial Statements have been prepared for an Arrangement involving Cenovus Energy Inc. and are expressed in United States dollars. The unaudited Pro Forma Consolidated Financial Statements have been derived from Cenovus Energy (“Cenovus’’) audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008 and the unaudited Interim Carve-out Consolidated Financial Statements for the nine months ended September 30, 2009. The Cenovus Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis.
These unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with EnCana’s audited Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2009 and related Management’s Discussion and Analysis; as well as Cenovus’s audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Carve-out Consolidated Financial Statements for the nine months ended September 30, 2009 and related Management’s Discussion and Analysis.
In the opinion of Management of EnCana, these unaudited Pro Forma Consolidated Financial Statements include all of the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.
These unaudited Pro Forma Consolidated Financial Statements are for illustrative and information purposes only and may not be indicative of the results that actually would have occurred if the Arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the financial condition and results of operations after the completion of the Arrangement.
The unaudited Pro Forma Consolidated Balance Sheet gives effect to the Arrangement as if it had taken place on September 30, 2009. The unaudited Pro Forma Consolidated Statements of Earnings and Statements of Cash from Operating Activities give effect to the Arrangement as if it had taken place on January 1, 2008. Note 2 outlines the pro forma assumptions and adjustments that have been made.

Cenovus Energy	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements (unaudited)
2. Pro Forma Assumptions and Adjustments
The following adjustments reflect expected changes to Cenovus’s historical results which would arise from the Arrangement.
A.
Reflects the expected difference in depreciation, depletion and amortization expense as a result of the Arrangement arising from a change in the depletion rate calculated for Cenovus’s consolidated Canadian cost centre. Natural gas and crude oil properties are accounted for in accordance with the CICA guideline on full cost accounting in the oil and gas industry. Under this method, all costs are capitalized on a country-by-country cost centre basis. Costs under each cost centre are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. Depletion was allocated in the historical carve-out financial statements based on the related production volumes utilizing the depletion rate calculated for EnCana’s consolidated Canadian cost centre.

B.
Increases administrative expense for additional compensation costs arising for the separation of compensation plans and the estimated increase in the number of employees required to operate Cenovus as a separate entity.

C.
Reduces administrative expense to remove Cenovus’s share of the transaction costs incurred related to the Arrangement. This results from the Pro forma Consolidated Statement of Earnings giving effect to the Arrangement as of January 1, 2008.

D.	Pro forma adjustments to income tax expense, future income tax liability and current income tax payable include the following:
i.	adjustments for the tax effect of items A, B and C above;
ii.	adjustments for the effect of the loss of tax deferrals resulting from the anticipated wind up of EnCana’s Canadian upstream oil and gas partnership;
iii.	adjustments for U.S. State tax that will no longer be incurred;
iv.	increase of the expected annual effective tax rate applicable to the pre-tax income in Canada as a result of Cenovus being considered a separate legal entity; and
v.	adjustments for reduction of tax pools available for future deductions pertaining to potential changes in structure.
E.
Increases accounts payable to accrue for Cenovus’s share of the estimated costs to complete the Arrangement. This results from the Pro forma Consolidated Balance Sheet giving effect to the Arrangement as of September 30, 2009.

F.	Cenovus’s portion of the current tax payable will remain as EnCana’s liability, which Cenovus intends to repay to EnCana with proceeds from the issuance of long-term debt.

Cenovus Energy	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements (unaudited)
2. Pro Forma Assumptions and Adjustments (continued)
G.
As a result of the share exchange described in Note 1, the Pro Forma Net Earnings per Common Share is calculated using the same weighted average number of EnCana Common Shares outstanding as at September 30, 2009 and December 31, 2008. The value of stated capital (common share capital) will be determined at the time of the Arrangement.

	Millions
	September 30,	December 31,
	2009	2008
Weighted Average Common Shares Outstanding — Basic	750.9	750.1
Effects of Stock Options and Other Dilutive Securities	0.5	1.7

Weighted Average Common Shares Outstanding — Diluted	751.4	751.8

H.	The amount of EnCana’s net investment in Cenovus, which was recorded in Cenovus as Owner’s net investment in its Carve-out Consolidated Financial Statements, is reclassified to Paid in capital.
I.
Cenovus’s long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post Arrangement.

J.	Cenovus’s tax pools will be determined at the time of the Arrangement.
K.
All amounts held in the escrow account and disclosed as restricted cash will be released to Cenovus Energy Inc. by the escrow agent promptly after the escrow agent has been notified that the Arrangement has become effective and all escrow conditions have been met.

L.	As part of the Arrangement Cenovus will pay EnCana an amount equal to the allocated EnCana current and long-term debt and current tax payable deemed to be the legal liability of EnCana Corporation.
M.	A portion of the funds received from restricted cash are due to EnCana.

Cenovus Energy	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)